UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ATLAS RESOURCE PARTNERS, L.P.

(Name of Issuer)

COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

04941A 101

(CUSIP Number)

Atlas Energy Group, LLC

Park Place Corporate Center

1000 Commerce Drive, Suite 400

Pittsburgh, PA 15275

800-251-0171

with a copy to:

Lisa Washington

Chief Legal Officer and Secretary

Atlas Energy Group, LLC

1845 Walnut Street, Suite 1000

Philadelphia, PA 19103

(215) 717-3387

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    February 27, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 04941A 101

1	Name of reporting persons S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Atlas Energy Group, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 25,274,968
	9	Sole dispositive power -0-
	10	Shared dispositive power 25,274,968
11	Aggregate amount beneficially owned by each reporting person 25,274,968
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 28.2%
14	Type of reporting person (see instructions) OO

CUSIP No. 04941A 101

1	Name of reporting persons S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS New Atlas Holdings, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 25,274,968
	9	Sole dispositive power -0-
	10	Shared dispositive power 25,274,968
11	Aggregate amount beneficially owned by each reporting person 25,274,968
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 28.2%
14	Type of reporting person (see instructions) OO

Item 1. Security and Issuer.

This statement relates to the common units representing limited partner interests (the “Common Units”) of Atlas Resource Partners, L.P. (the “Partnership”), which has its principal executive offices at Park Place Corporate Center One, 1000 Commerce Drive, Suite 400, Pittsburgh, PA 15275. The total number of Common Units reported as beneficially owned in this Schedule 13D is 25,274,968, which constitutes approximately 28.18% of the total number of Common Units outstanding on a diluted basis.

Item 2. Identity and Background.

This statement is filed jointly by Atlas Energy Group, LLC, a Delaware limited liability company (“Atlas Energy Group”), and its wholly-owned subsidiary, New Atlas Holdings, LLC, a Delaware limited liability company (“New Atlas” and, together with Atlas Energy Group, the “Reporting Persons”). Atlas Energy Group is the general partner of the Partnership and the sole member of New Atlas. All Common Units reported as beneficially owned in this Schedule 13D are held directly by New Atlas. Each Reporting Person is an energy company engaged in the development and production of natural gas and oil with its principal office is located at Park Place Corporate Center One, 1000 Commerce Drive, Suite 400, Pittsburgh, PA 15275.

Annex I hereto sets forth the name, business address, title, present principal occupation or employment and principal business of any corporation or other organization in which such employment is conducted and citizenship of each director and executive officer of each Reporting Person. The information set forth in Annex I hereto is incorporated herein by reference.

During the last five years, neither Reporting Person and, to the best of each Reporting Person’s knowledge, no person listed in Annex I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither Reporting Person and, to the best of each Reporting Person’s knowledge, no person listed in Annex I hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds of Other Consideration.

On February 27, 2015, Atlas Energy, L.P. (“ATLS”) was acquired by Targa Resources Corp. (NYSE: TRGP) and, in connection therewith, ATLS transferred certain of its assets and liabilities to Atlas Energy Group and New Atlas (the “Spin-Off”). Prior to the Spin-Off, ATLS owned Atlas Energy Group, the Partnership’s general partner. In connection with the Spin-Off, ATLS transferred to New Atlas 20,962,485 Common Units, 3,749,986 Class C Convertible Preferred Units of the Partnership (the “Preferred Units”) and 562,497 warrants to purchase Common Units of the Partnership (the “Warrants”). No consideration was paid in connection with these transfers.

Item 4. Purpose of Transaction.

The Reporting Persons acquired their beneficial ownership of the Partnership for investment purposes in connection with the Spin-Off. However, Atlas Energy Group is the general partner of the Partnership and as a result may be deemed to control the Partnership.

The Reporting Persons have no plans or proposals which relate or would result in:

(a) The acquisition by any person of additional securities of the Partnership;

(b) An extraordinary corporate transaction such as a merger, reorganization, or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Partnership or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Partnership, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Partnership;

(f) Any other material change in the Partnership’s business or corporate structure;

(g) Changes in the Partnership’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Partnership by any person;

(h) Causing a class of securities of the Partnership to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Partnership becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to those enumerated above.

Atlas Energy Group may cause New Atlas to dispose of securities of the Partnership as requested by the lenders under the Credit Agreement dated February 27, 2015 between New Atlas, the guarantors named therein, Deutsche Bank AG New York Branch, as administrative agent, and the lenders from time to time party thereto, pursuant to the terms of such credit agreement.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own 25,274,968 Common Units, representing approximately 28.18% of the outstanding Common Units on a diluted basis. Of these Common Units, 3,749,986 are Preferred Units, which may be converted by the Reporting Persons into Common Units at any time on a one-for-one basis, and 562,497 are Warrants, which are exercisable at any time into Common Units on a one-for-one basis. The denominator used to calculate the foregoing percentage is the number of Common Units outstanding as of February 25, 2015, as reported by the Partnership in its Annual Report on Form 10-K for the fiscal year ended December 31, 2014, together with the number of Common Units into which the Preferred Units and Warrants are convertible or exercisable.

(b) The information set forth in Item 5(a) of this Schedule 13D is incorporated herein by reference. Atlas Energy Group and New Atlas each have shared voting power and shared dispositive power over 25,274,968 Common Units, and do not have sole voting power or sole dispositive power over any Common Units. Each Reporting Person shares voting and dispositive power with the other Reporting Person.

(c) The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

The 25,274,968 Common Units held by the Reporting Persons were all acquired in private placement transactions and all are restricted securities. All Common Units and Preferred Units held by the Reporting Persons are pledged as collateral under the Reporting Person’s existing credit facility. Certain transfer restrictions on the Reporting Persons’ Common Units and registration rights granted by the Partnership are set forth in the Amended and Restated Limited Partnership Agreement of the Partnership, as amended, which is incorporated herein by reference. The Common Units underlying the Preferred Units and Warrants are subject to a registration rights agreement which is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit A:	Amended and Restated Limited Partnership Agreement of Atlas Resource Partners, L.P., filed as an exhibit to the Partnership’s Current Report on Form 8-K filed on March 14, 2012.

Exhibit B:	Amendment No. 1 to Amended and Restated Limited Partnership Agreement of Atlas Resource Partners, L.P., filed as an exhibit to the Partnership’s Current Report on Form 8-K filed on July 26, 2012.

Exhibit C:	Amendment No. 2 to Amended and Restated Limited Partnership Agreement of Atlas Resource Partners, L.P., filed as an exhibit to the Partnership’s Current Report on Form 8-K filed on August 6, 2013.

Exhibit D:	Amendment No. 3 to Amended and Restated Limited Partnership Agreement of Atlas Resource Partners, L.P., filed as an exhibit to the Partnership’s Current Report on Form 8-K filed on October 2, 2014.

Exhibit E:	Amendment No. 4 to Amended and Restated Limited Partnership Agreement of Atlas Resource Partners, L.P., filed as an exhibit to the Partnership’s Current Report on Form 8-K filed on November 5, 2014.

Exhibit F:	Amendment No. 5 to Amended and Restated Limited Partnership Agreement of Atlas Resource Partners, L.P., filed as an exhibit to the Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014.

Exhibit G:	Credit Agreement, dated as of February 27, 2015, among Atlas Energy Group, LLC, New Atlas Holdings, LLC, the lenders party thereto and Deutsche Bank AG New York Branch, as administrative agent, filed as an exhibit to Atlas Energy Group, LLC’s Current Report on Form 8-K filed on March 2, 2015.

Exhibit H:	Registration Rights Agreement dated July 31, 2013 between the Partnership and Atlas Energy, L.P., filed as an exhibit to the Partnership’s Current Report on Form 8-K filed on August 6, 2013.

Exhibit I:	Joint Filing Agreement dated March 6, 2015 between Atlas Energy Group, LLC and New Atlas Holdings, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2015

ATLAS ENERGY GROUP, LLC

By:	/s/ Lisa Washington
Name:	Lisa Washington
Title:	Vice President, Chief Legal Officer and Secretary

NEW ATLAS HOLDINGS, LLC

By: Atlas Energy Group, LLC, its sole member

By:	/s/ Lisa Washington
Name:	Lisa Washington
Title:	Vice President, Chief Legal Officer and Secretary

ANNEX I

Executive Officers and Directors of the Atlas Energy Group, LLC and New Atlas Holdings, LLC.

Each director and executive officer listed in the table below is a citizen of the United States.

Name	Business Address	Title	Principal Occupation and Employer (if different from previous)

Edward E. Cohen	1000 Commerce Drive Suite 400 Pittsburgh, PA 15275	Chief Executive Officer and President	Not applicable.

Jonathan Z. Cohen	1000 Commerce Drive Suite 400 Pittsburgh, PA 15275	Executive Chairman of the Board	Chief Executive Officer and President of Resource America, Inc. and Resource Capital Corp.

Mark C. Biderman	1000 Commerce Drive Suite 400 Pittsburgh, PA 15275	Director	Retired

DeAnn Craig	1000 Commerce Drive Suite 400 Pittsburgh, PA 15275	Director	Adjunct Professor in the Petroleum Engineering Department of the Colorado School of Mines

Dennis A. Holtz	1000 Commerce Drive Suite 400 Pittsburgh, PA 15275	Director	Retired

Walter C. Jones	1000 Commerce Drive Suite 400 Pittsburgh, PA 15275	Director	Managing Director of the Jones Pohl Group

Jeffrey F. Kupfer	1000 Commerce Drive Suite 400 Pittsburgh, PA 15275	Director	Adjunct Professor of Policy and Management at Carnegie Mellon University

Ellen F. Warren	1000 Commerce Drive Suite 400 Pittsburgh, PA 15275	Director	President OutSource Communications

Sean P. McGrath	1000 Commerce Drive Suite 400 Pittsburgh, PA 15275	Chief Financial Officer	Not applicable.

Daniel C. Herz	1000 Commerce Drive Suite 400 Pittsburgh, PA 15275	Senior Vice President of Corporate Development & Strategy	Not applicable.

Matthew A. Jones	1000 Commerce Drive Suite 400 Pittsburgh, PA 15275	Senior Vice President and President of Atlas Resource Partners, L.P.	Not applicable.

Freddie M. Kotek	1000 Commerce Drive Suite 400 Pittsburgh, PA 15275	Senior Vice President of Investment Partnership Division	Not applicable.

Lisa Washington	1000 Commerce Drive Suite 400 Pittsburgh, PA 15275	Vice President, Chief Legal Officer and Secretary	Not applicable.

Jeffrey M. Slotterback	1000 Commerce Drive Suite 400 Pittsburgh, PA 15275	Chief Accounting Officer	Not applicable.

EXHIBIT INDEX

Exhibit A:	Amended and Restated Limited Partnership Agreement of Atlas Resource Partners, L.P., filed as an exhibit to the Partnership’s Current Report on Form 8-K filed on March 14, 2012.

Exhibit B:	Amendment No. 1 to Amended and Restated Limited Partnership Agreement of Atlas Resource Partners, L.P., filed as an exhibit to the Partnership’s Current Report on Form 8-K filed on July 26, 2012.

Exhibit C:	Amendment No. 2 to Amended and Restated Limited Partnership Agreement of Atlas Resource Partners, L.P., filed as an exhibit to the Partnership’s Current Report on Form 8-K filed on August 6, 2013.

Exhibit D:	Amendment No. 3 to Amended and Restated Limited Partnership Agreement of Atlas Resource Partners, L.P., filed as an exhibit to the Partnership’s Current Report on Form 8-K filed on October 2, 2014.

Exhibit E:	Amendment No. 4 to Amended and Restated Limited Partnership Agreement of Atlas Resource Partners, L.P., filed as an exhibit to the Partnership’s Current Report on Form 8-K filed on November 5, 2014.

Exhibit F:	Amendment No. 5 to Amended and Restated Limited Partnership Agreement of Atlas Resource Partners, L.P., filed as an exhibit to the Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014.

Exhibit G:	Credit Agreement, dated as of February 27, 2015, among Atlas Energy Group, LLC, New Atlas Holdings, LLC, the lenders party thereto and Deutsche Bank AG New York Branch, as administrative agent, filed as an exhibit to Atlas Energy Group, LLC’s Current Report on Form 8-K filed on March 2, 2015.

Exhibit H:	Registration Rights Agreement dated July 31, 2013 between the Partnership and Atlas Energy, L.P., filed as an exhibit to the Partnership’s Current Report on Form 8-K filed on August 6, 2013.

Exhibit I:	Joint Filing Agreement dated March 6, 2015 between Atlas Energy Group, LLC and New Atlas Holdings, LLC.

CUSIP No. 04941A 101

Exhibit I

JOINT FILING AGREEMENT

AGREEMENT, dated as of March 9, 2015, by and among Atlas Energy Group, LLC, a Delaware limited liability company (“Atlas Energy Group”), and New Atlas Holdings, LLC, a Delaware limited liability company and wholly-owned subsidiary of Atlas Energy Group (“New Atlas”)

WHEREAS, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 (the “Act”), only one such statement need be filed whenever two or more persons are required to file a statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement is filed on behalf of each of them.

NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

Atlas Energy Group and New Atlas hereby agree, in accordance with Rule 13d-1(k) under the Act, to file one statement on Schedule 13D relating to their ownership of common units representing limited partner interests (the “Common Units”) of Atlas Resource Partners, L.P. (the “Partnership”), and hereby further agree that said statement shall be filed on behalf of Atlas Energy Group and New Atlas. Nothing herein shall be deemed to be an admission that the parties hereto, or any of them, are members of a “group” (within the meaning of Section 13(d) of the Act and the rules promulgated thereunder) with respect to any securities of the Partnership.

IN WITNESS WHEREOF, the parties have executed this agreement as of the date first written above.

ATLAS ENERGY GROUP, LLC

By:	/s/ Lisa Washington
Name:	Lisa Washington
Title:	Vice President, Chief Legal Officer and Secretary

NEW ATLAS HOLDINGS, LLC

By: Atlas Energy Group, LLC, its sole member

By:	/s/ Lisa Washington
Name:	Lisa Washington
Title:	Vice President, Chief Legal Officer and Secretary